Exhibit 99.1

TRANSLATION

(Company Code: 2158)

June 14, 2019

To our shareholders

2-12-23 Kounan, Minato-ku, Tokyo

FRONTEO, Inc.

Masahiro Morimoto, Chief Executive Officer and

Chairman of the Board

CONVOCATION NOTICE OF
 THE 16th ORDINARY GENERAL MEETING OF SHAREHOLDERS

FRONTEO, Inc. (the “Company”) would like to extend our deepest appreciation for the support of our shareholders.

You are cordially invited to attend the 16th General Meeting of Shareholders of the Company.

If you are unable to attend the meeting, you may exercise your voting rights through either of the following methods; in which case, we ask that you exercise your voting rights by 6:00 p.m. on Friday, June 28, 2019 (Japan Time), after reviewing the attached Reference Documents for the Ordinary General Meeting of Shareholders:

Voting by mail

When you exercise your voting rights by mail, please indicate your approval or disapproval of each of the proposals in the enclosed Voting Form and return it to the Company by mail no later than the above voting deadline.

Voting via the Internet

When you exercise your voting rights via the Internet, please access the website designated by the Company (https://evote.tr.mufg.jp/) and use the “login ID” and “temporary password” stated in the enclosed Voting Form and enter your approval or disapproval of each of the proposals by following the instructions on the site.

With regard to the exercising of voting rights via the Internet, please refer to the “Procedures for Exercising Voting Rights via the Internet” on page 43.

When you attend the Ordinary General Meeting of Shareholders, please present the enclosed Voting Form at the registration desk on arrival at the meeting.

If the Reference Documents for the Ordinary General Meeting of Shareholders, and Business Report, Nonconsolidated Financial Statements, and Consolidated Financial Statements are revised, the revisions will be posted on the Company’s website (http://www.fronteo.com/global/).

1.	Date/Time	10:00 a.m., Saturday, June 29, 2019
(Registration of shareholders will start at 9:30 a.m.)
2.	Venue	Hotel Sunroute Ariake, 2nd Floor, Banquet Room: Kamei
3-6-6 Ariake, Koto-Ku, Tokyo

(Please note that the venue has been changed from the previous General Meeting of Shareholders. A map and directions to the venue are provided in “Map and Directions to the Venue of the General Meeting of Shareholders” at the end of the document.)

3.	Meeting agenda
Items to be reported:
1.

Details of the Business Report, Consolidated Financial Statements, and Audit Reports by the Independent Auditor and Audit and Supervisory Board on the audit results of the Consolidated Financial Statements for the fiscal year ended March 31, 2019.

	2.	Details of the Nonconsolidated Financial Statements for the fiscal year ended March 31, 2019.
Items to be resolved:
	1st Proposal	Appropriation of Retained Earnings
	2nd Proposal	Appointment of Independent Auditors
	3rd Proposal	Issuance of Subscription Rights to Shares as Stock Options
4.	Matters prescribed for convocation
	(1)	If neither approval nor disapproval of each proposal is indicated on the Voting Form, the Company will deem that you have indicated your approval of the proposal.
	(2)	If you have exercised your voting rights more than once via the Internet, the last vote shall prevail.
	(3)	If you have exercised your voting rights both by mail and via the Internet, your vote via the Internet shall prevail.

(Documents submitted)

Business Report
(	From April 1, 2018 to March 31, 2019)

1.         Current Condition of the Corporate Group

(1)             Business conditions during the fiscal year ended March 31, 2019

1)        Progress and results of operations

FRONTEO, Inc. (the “Company”) and its consolidated subsidiaries (together with the Company, the “Group”) operates under a mission of “Being a Bright Value Creator—providing solutions to unearth risks and opportunities buried deep within the data to bring fairness into an information society,” making full use of the Group’s sophisticated information analysis technologies, particularly a proprietary artificial intelligence (AI)-based search engine called KIBIT and Concept Encoder (CE), to create an environment where users can obtain essential and appropriate information and to solve challenges faced by society in a wide array of fields from the Group’s founding business of international litigation support and fraud investigation services to other businesses, including manufacturing, finance, retail, logistics and healthcare.

During the fiscal year ended March 31, 2019 (from April 1, 2018 to March 31, 2019), and especially in the latter half of the fiscal year, the ongoing trade tensions between the U.S. and China, and heightened uncertainty in geopolitical risk posed a greater concern to the global economy, weighing on global financial and capital markets, and led to further deregulation and liberalization of these markets. The Japanese economy remained in a state of moderate recovery as consumer spending recovered to levels closer to normal levels as a result of a better employment environment and improved income. IT-related investments in the corporate sector remained stable as companies pursued operational efficiency and productivity enhancements to address a heightened sense of scarce human resources during the fiscal year. Looking closely at the AI market in Japan, implementation of AI technologies progressed by innovation companies in various business practices. The focus of the discussions around AI has shifted from concerns over how AI will displace jobs to ways to achieve economic development using AI technologies to automate operations and enhance productivity to tackle increasingly scarce human resources and resolve social issues at the same time. Further, discussions and actions have been actively underway regarding tackling challenges posed by a lack of availability of learning data, creation of laws governing AI, shortage of AI talent, and a comparison of government budgets for the AI field. All these discussions indicate that the AI industry has progressed from the effective assessment stage to the social implementation stage. Under these circumstances, the Group has leveraged its experience and expertise as a front-runner in the introduction of AI into the business sector, ahead of many industry peers, to further exploit AI market opportunities. As a result, according to ITR Market View: AI Market 2018, a market survey report issued by ITR Corporation, the Company has held the number one market share position in Japan in the field of multi-language analytics by AI for three consecutive years from FY2016 (prediction for FY2018) and continues to enhance its market presence as a provider of AI solutions.

In the LegalTech AI business(*), the eDiscovery market (composed of contracts with companies in Asia) is expected to continue to expand at approximately 15% annually (source: Mordor Intelligence “Global e-Discovery Market 2017-2023”). This is primarily driven by a continuous increase in the volume of electronically stored information in companies subject to the eDiscovery process. Meanwhile, the pressure for lower prices of analysis service per data volume increases each year, leading a number of vendors to suffer from unprofitable projects. Under such circumstances, the competition among vendors to win large and profitable projects has become fierce. As a result, some vendors outsource their review process, which has high labor costs and low profit margin, to subcontractors, while some outsource the process to offshore vendors to lower costs. These measures, however, may compromise the quality of the review process, which is the core part of eDiscovery services and, thus, are undesirable. While outsourcing to offshore vendors exposes vendors to high risk in terms of service quality and confidentiality, it is unsustainable to continue the current manual processes, given that data volume continues to increase. The Company believes that the quality of the review process impacts the outcome of litigation and, therefore, a vendor who has a comprehensive review process and accomplishes both high service quality and low costs using AI technology would more likely gain a dominant position in the market. Considering these changes in the business environment, identified as a focal point of the technology field, the Company has set a goal of achieving “the total automation of eDiscovery process” and has been devoted to research and development activities. During the fiscal year ended March 31, 2019, the Group released “KIBIT Automator,” in March 2019, a tool that decreases by half the time for document review operations, which is the most time-consuming component of the eDiscovery process, using the AI, “KIBIT.” This tool improves the efficiency of document review operations. Further, using the tool enables the Group to implement a clear document volume-based rate model, in addition to the work volume-based rate system, which is the current industry standard.

The Group enhanced its marketing efforts toward winning profitable projects and post-contract project management. The Group focused on creating a cross-border operating platform to win large-scale projects from companies in Asia leveraging the Group’s strength, the ability to work in Asian languages, the efficiency arising from the use of AI technology, and the capacity to provide one-stop services covering the entire process for its customers. Amid the increase in large-scale projects, the Group newly established the Global Legal Business Management Department in order to more efficiently manage, operate, and assess projects on a group-wide basis rather than on a business location basis. These marketing efforts have gradually developed and cultivated closer relationships with leading U.S. law firms and succeeded in making steady progress, particularly in terms of the growth in opportunities that have potential to explore and exploit future engagements. However, due to the failure to capture certain large projects that the LegalTech business was expected to win in the second half of the fiscal year ended March 31, 2019, and schedule changes in other projects, realizing improvements in business performance may need more time and effort than expected at the beginning of the fiscal year. In conjunction with the above-described marketing efforts, the Group is committed to capturing new business opportunities by securing potential winning contracts with rapid improvements in organizational power, such as enhancement of senior management in marketing and sales, promotion of technology marketing, and revitalization of diversified operating activities.

In the forensic services field, as well as eDiscovery services, demand for thorough analysis of a large volume of data in a short period of time using AI has surged in line with an increase in the number of newly established third-party committees for accounting fraud investigations in Japan. In the fiscal year ended March 31, 2019, the Group engaged in large-scale projects, which were resolved using its AI technology. Sales of these services in the fiscal year ended March 31, 2019 increased by 149.4% compared with the previous year, and the Group will continue to focus on this prospective growing field.

(*) From the end of the fiscal year ended March 31, 2019, names of reportable segments have been changed as follows: the LegalTech business to the LegalTech AI business.

In the AI Solution business, steady performances continued in Japan in the fields of business intelligence and healthcare. As a result, the number of companies that have implemented KIBIT products increased to 176 (2.2 times year on year) in the AI Solution business, which employs a stock business model. Supported by further accelerating investment opportunities in this market, net sales in the overall AI Solution business for the fiscal year ended March 31, 2019, increased by 56.7% year on year, resulting in record high net sales, and the business turned profitable throughout the fiscal year for the first time.

In the business intelligence field, for the fiscal year ended March 31, 2019, sales increased due to an increase in the number of companies that have implemented the Group’s products affected by its expanded presence in the existing fields of finance and intellectual property and larger-scale projects backed by the launch of contracted development. During the fiscal year ended March 31, 2019, the Group developed “KIBIT G2,” the second generation of “KIBIT,” which facilitates links to both client systems and external systems. Since the field of natural language processing and AI presents a promising opportunity for development, the Group aims to promote further market development and to be a leader as the de facto standard in the industry. In order to further market development, in addition to its ability to offer technical proposals, it is crucial to expand solutions offered by the Group by improving its capacity to provide consulting, solution, and support services to its customers based on a deep understanding of their businesses. It is also essential to accelerate growth of the Group’s business by packaging, accumulating, and sharing/complementing the best practices learned from contracted developments with marketing-partner companies. As part of these efforts, the Group opened FRONTEO AI BizDevOps Lab. during the three-month period ended December 31, 2018. The lab operates as the forefront of implementing AI that begins with the detection of issues and planning solutions for implementation of AI to the feasible operation and design of AI in the shortest possible time.

In the healthcare field, the Group has achieved results in the development of new technologies that respond to needs in the healthcare field. Namely, in the three-month period ended June 30, 2018, the Group obtained a patent on CE, its second proprietary AI-based search engine. Also, in the three-month period ended December 31, 2018, the Group has begun to provide the “New Candidate Medications Discovery” technology to pharmaceutical companies using the vectorization technology of CE. In addition to development of new technologies, the Group made progress in medium- to long-term projects developing products (joint research and/or contracted development projects), including the Prediction of Patient Fall System, Pain Care Support AI System, and Project for Objective Measures using Computational Psychiatry Technology. The Group will continue to build on the strength of CE that enables statistical verification of analysis processes (non-blackbox attribute) and promote the utilization of big data and delivery of solutions in the healthcare field.

As a result, in the consolidated operating results for the year ended March 31, 2019, the Group recorded net sales of 11,262,070 thousand yen, which decreased by 7.8% year on year. Nevertheless, it recorded operating income of 244,410 thousand yen (a 37.5% increase year-on-year) supported by the effects of profit-focused structural reforms implemented in the LegalTech AI business, ordinary income of 203,121 thousand yen (ordinary loss of 16,572 thousand yen in the fiscal year ended March 31, 2018), and net income attributable to owners of the parent of 52,249 thousand yen (net loss attributable to owners of the parent of 828,124 thousand yen in the fiscal year ended March 31, 2018). The Group’s operating results turned a profit at all profit levels.

The following table shows net sales by segment:

Net sales by segment			Net sales (Thousand yen)
LegalTech AI business	eDiscovery services	Review	2,654,549
		Collection and Process	1,725,055
		Hosting	4,869,693
		Total	9,249,297
	Forensic services	Forensic services	585,528
Total net sales of the LegalTech AI business			9,834,826
AI Solution business		Business intelligence	1,169,896
		Healthcare	179,688
		AI Solution-overseas	77,659
Total net sales of the AI Solution business			1,427,243
Total			11,262,070

(LegalTech AI business)

Net sales from the LegalTech AI business were driven by steady sales from cross-border projects in South Korea and Taiwan. Meanwhile, the Group was unsuccessful in winning some of the U.S. Department of Justice-related projects that were initially expected to contribute to increasing sales in the fiscal year ended March 31, 2019, and, in addition, there was a schedule change in some of those projects. As a result, net sales from the LegalTech AI business stood at 9,834,826 thousand yen (a 13.0% year-on-year decrease) and operating income stood at 110,773 thousand yen (a 75.9% year-on-year decrease).

(AI Solution business)

In the AI Solution business, in the business intelligence field in Japan, the increased number of companies that have implemented the Group’s products, which have gained recognition from financial and intellectual property businesses, and the increased number of larger-scale projects as a result of the commencement of contracted development projects aided in steadily building up the scale of business operations. As a result, net sales from the AI Solution business stood at 1,427,243 thousand yen, an increase of 56.7% from the fiscal year ended March 31, 2018, achieving record-high net sales. Operating income stood at 133,637 thousand yen (operating loss of 282,548 thousand yen in the fiscal year ended March 31, 2018), and the business turned profitable throughout the fiscal year because of marketing activities, which have been carried out for a certain period.

2)        Capital expenditures

Capital expenditures for the fiscal year ended March 31, 2019, mainly consisted of the following:

Name of company	Details	Investment amount (Thousand yen)	Launch month
FRONTEO, Inc.	Lit i View version 7.16	28,330	May 2018
FRONTEO, Inc.	Lit i View version 7.17	40,074	December 2018
FRONTEO, Inc.	Lit i View version 7.18	11,341	February 2019
FRONTEO, Inc.	Lit i View version 8.0	172,221	December 2018
FRONTEO, Inc.	Patent Explorer 19 1.0	43,402	November 2018
FRONTEO, Inc.	Find Answer 19 1.0	13,739	March 2019
FRONTEO, Inc.	KIBIT Automator 1.0	91,146	March 2019
FRONTEO, Inc.	KIBIT-Connect 1.0	31,807	October 2018

(Note) All capital expenditures above are for software.

3)        Financing

The Company borrowed 1.1 billion yen on January 28, 2019 under a revolving credit facility agreement dated January 23, 2019 with a financial institution.

4)        Succession of rights and obligations concerning businesses of a company acquired through an absorption-type merger

The Company succeeded to the rights and obligations of FRONTEO Communications, Inc., one of the Company’s consolidated subsidiaries, through an absorption-type merger executed on May 8, 2018, with the Company being the surviving company.

(2)             Assets and profit

1)        Assets and income (loss) of the Group

	13th Term	14th Term	15th Term	16th Term
	(Year ended March 31, 2016)	(Year ended March 31, 2017)	(Year ended March 31, 2018)	(Year ended March 31, 2019)
Net sales (Thousand yen)	10,553,007	11,207,730	12,217,770	11,262,070
Net income (loss) attributable to owners of the parent (Thousand yen)	(194,529)	(948,067)	(828,124)	52,249
Net income (loss) per share (yen)	(5.47)	(26.07)	(21.79)	1.37
Total assets (Thousand yen)	12,916,100	16,158,872	14,465,333	13,442,624
Net assets (Thousand yen)	4,657,450	5,018,678	4,353,601	4,622,000
Net assets per share (yen)	122.10	125.99	106.45	113.96

(Notes)

1.         In the 14th Term, the provisional accounting treatment for the business combination that took place in the 13th Term was finalized and related adjustments are accordingly reflected in the consolidated financial statements as of and for the year ended March 31, 2016.

2.         The “Partial Amendments to Accounting Standard for Tax Effect Accounting” (Accounting Standards Board of Japan (ASBJ) Statement No. 28 of February 16, 2018) has been applied effective from the beginning of the year ended March 31, 2019. Major management indicators for the 15th Term (year ended March 31, 2018) are presented after applying the accounting standard above retrospectively.

2)        Assets and income (loss) of the Company

	13th Term	14th Term	15th Term	16th Term
	(Year ended March 31, 2016)	(Year ended March 31, 2017)	(Year ended March 31, 2018)	(Year ended March 31, 2019)
Net sales (Thousand yen)	4,560,299	4,415,836	4,664,406	4,768,760
Net income (Thousand yen)	74,432	2,929	288,878	127,053
Net income per share (yen)	2.09	0.08	7.60	3.33
Total assets (Thousand yen)	11,896,038	15,888,059	16,934,861	15,156,509
Net assets (Thousand yen)	5,187,455	6,548,327	7,187,629	7,396,488
Net assets per share (yen)	137.47	167.18	182.01	188.04

(Note)

1.         The “Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No. 28 of February 16, 2018)  has been applied effective from the beginning of the year ended March 31, 2019. Major management indicators for the 15th Term (year ended March 31, 2018) are presented after applying the accounting standard above retrospectively.

(3)             Significant subsidiaries

Name of company	Location	Capital stock	Percentage of ownership	Main business
FRONTEO USA, Inc.	USA	100,100 US dollars	100.00%	eDiscovery-related services
P.C.F. FRONTEO, Inc. (Note)	Japan	10,000 thousand yen	60.00%	Card forensics investigation services
FRONTEO Korea, Inc.	Korea	700,000 thousand South Korean won	100.00%	eDiscovery-related services
FRONTEO Taiwan, Inc.	Taiwan	19,000 thousand Taiwan dollars	100.00%	eDiscovery-related services
FRONTEO Healthcare, Inc.	Japan	327,000 thousand yen	100.00%	Medical field information analyzing services

(Note) Payment Card Forensics, Inc. was renamed to P.C.F.FRONTEO, Inc. on January 1, 2019.

(4)             Tasks to be undertaken by management

The Group has the following key tasks:

1)        Reinforcement of sales capabilities of the LegalTech AI business

The LegalTech AI business has built a robust profit structure that can withstand fluctuations in demand of the eDiscovery market through the profit-focused structural reforms implemented in the business during the year ended March 31, 2018. The next challenges faced by the business under the leadership of a newly established global legal headquarters are to improve its profitability by winning large-scale projects and expand a customer base. The Group aims to achieve these objectives through increased efforts to market its Asian-language analysis techniques, which is the Group’s core strength, improving efficiency with AI technologies, and further developing the capability for offering one-stop solutions for the entire eDiscovery process. One of the keys to achieving the above objectives lies in being able to executive business decisions decisively. The Group is committed to enhancement of senior management in marketing and sales, promotion of technology marketing, and revitalization of diversified operating activities.

2)        Recruitment and development of human resource in the AI Solutions business

Talent shortage in the areas of data science and AI is recently becoming apparent. The Group considers the recruitment and retention of highly talented resources who can offer technical proposals and understand the customers’ business to be an important component to improving the Group’s capabilities in the areas of consulting, solution, and support. The Group will continue to be proactive in its approach to recruitment and investment in the development of its current employees.

3)        Increase cooperation with partner companies in the AI Solutions business

The field of AI solutions based on natural language processing, in which the Company holds the leading market share position for three consecutive years, has a promising opportunity for development. The Group will actively exploit potential demand in the market to gain the leading position as the de facto standard in the industry. In order to accelerate market penetration, it is essential to package, accumulate, and share/complement best practices learned from contracted developments with marketing-partner companies. The Group will continue to emphasize strengthening its coordinated activities with those partner companies.

4)        Research and development of new technologies

The Company’s competitive edge lies in its technical capabilities, and it will continue to retain its abilities to respond to the needs of the market in a timely manner and enhance the speed of delivery of services. In the LegalTech AI business, noting the growing demand for ways to address the increasing volume of data subject to analyses in the eDiscovery industry, the Group plans to embark on research and development activities for the total automation of the eDiscovery process with the use of AI. In the AI Solution business, FRONTEO AI BizDevOps Lab., which was established during the fiscal year ended March 31, 2019, will play a key role in the process that begins with the detection of issues and planning solutions for implementation of AI to the feasible operation and design of AI in the shortest possible time.

5)        Enhance management structure

In order to keep earning trust from society as a company listed in Japan and U.S. exchanges, the Group recognizes the importance of improving and enhancing its organization structure and internal control structure in line with business expansion. The Group will continue to strive to establish, strengthen, and sophisticate its management structure across the Group by carrying out further enhancement of its system of effective internal controls, improvement of management efficiency, and optimizing company resources.

(5)             Major businesses (As of March 31, 2019)

The Group is composed of the Company and its eight consolidated subsidiaries, and it engages in the LegalTech AI and AI Solution businesses.

Business		Major products or services
LegalTech AI business	eDiscovery services	Discovery (evidence discovery) support service Special audit support service/software FRONTEO Legal Cloud service Evidence discovery support software “Lit i View”
Forensic services

Compliance support

Support for building internal compliance systems

Investigation service

Hardware for electronic evidence retention

Analysis software

Sales of self-developed software

Maintenance of forensic tools

Forensic investigator training course

AI Solution business		AI solution services in healthcare, business intelligence, and global AI business fields

(6)             Principal offices (As of March 31, 2019)

1)        The Company

Headquarters	Minato-ku, Tokyo
Nagoya Office	Atsuta-ku, Nagoya, Aichi

2)        Major Subsidiaries

Please refer to “(3) Significant subsidiaries” for a list of major subsidiaries and their locations.

(7)             Employees (As of March 31, 2019)

1)        Employees of the Group

Number of employees	Change from the end of the previous fiscal year
387 (7)	Increased by 25 (increased by 3)

(Note)        The number of employees represents the number of full-time employees. The yearly average number of part-time and non-regular staff (excluding temporary staff) is shown in parentheses.

2)        Employees of the Company

Number of employees	Change from the end of the previous fiscal year	Average age	Average years of service
176 (5)	14 (increased by 4)	37.4	3.1

(Note)        The number of employees represents the number of full-time employees. The yearly average number of part-time and non-regular staff (excluding temporary staff) is shown in parentheses.

(8)             Major borrowings (As of March 31, 2019)

(Thousands of yen)

Financial institutions	Balance of borrowings
MUFG Bank, Ltd.	3,050,958
Sumitomo Mitsui Banking Corporation	1,629,826
Resona Bank, Limited.	346,666
The Hyakujushi Bank, Ltd.	69,930
The Bank of Yokohama, Ltd.	133,333
The Chiba Bank, Ltd.	119,494
The Hokuriku Bank, Ltd.	66,668
Mizuho Bank, Ltd.	66,666
Nippon Life Insurance Company	25,300

2.         Company information

(1)              Stock information (As of March 31, 2019)

1) Total number of authorized shares:	72,000,000
2) Number of issued shares:	38,123,862
3) Number of shareholders:	17,848
4) Major shareholders (Top 10)

Names of shareholders	Number of shares	Percentage of shares (%)
Masahiro Morimoto	6,920,400	18.15
Japan Trustee Services Bank, Ltd. (Trust Account)	3,019,800	7.92
Focus Systems Corporation	2,984,720	7.82
Naritomo Ikeue	2,712,800	7.11
Japan Trustee Services Bank, Ltd. (Trust Account 9)	1,251,500	3.28
The Bank of New York Mellon Corporation	846,200	2.21
The Dai-ichi Life Insurance Company, Ltd.	545,900	1.43
Tadahiro Kanbayashi	436,200	1.14
Junichi Hayashi	383,000	1.00
Northern Trust Corporation	292,400	0.76

(Notes)

1.         Percentage of shares is calculated excluding treasury stock (696 shares).

2.         Mizuho Securities Co., Ltd. and its joint holder Asset Management One Co., Ltd. are reported as major holders of the Company’s shares as of March 29, 2019, in the Report of Possession of Large Volume, which was made available for public on April 5, 2019. They are, however, not included in the above list of shareholders as the Company has not been able to confirm their actual number of shares held as of March 31, 2019. The detail relevant to the above in the Report of Possession of Large Volume is as follows:

Company names	Addresses	Number of shares	Percentage of shares (%)
Mizuho Securities Co., Ltd.	1-5-1, Otemachi, Chiyoda-ku, Tokyo	56,600	0.14
Asset Management One Co., Ltd.	1-8-2 Marunouchi, Chiyoda-ku, Tokyo	1,154,400	3.02

(2)              Subscription rights to shares

1)        Subscription rights to shares issued to the Company’s executives as remuneration for performance of their duties (As of March 31, 2019)

Name of subscription rights		The 17th subscription rights to shares
Resolution date for issuance		June 14, 2017
Number of subscription rights		1,702
Class and number of shares for subscription rights		Common stock of the Company (100 shares for every subscription right to shares)	170,200
Issue price of subscription rights		Value per subscription right to shares (Value per share	4,200 yen 42 yen)
Value of property to be contributed upon exercise of each subscription right		Value per subscription right to shares (Value per share	73,100 yen 731 yen)
Exercise period		From July 1, 2019 to July 6, 2022
Conditions for exercise		(Note 1)
Subscription rights held by executives	Directors	Number of subscription rights	1,702
		Number of shares for subscription rights	170,200
		Number of holders	3

(Notes)1. 1)

The holders described above may exercise the subscription right for the number of shares held in accordance with the percentage stated in (a) or (b) below (“exercisable percentage”), when the cumulative amount of operating profit in the consolidated statement of income (the statement of income if the consolidated statement of income is not prepared) in the Securities Reports from the fiscal year ended March 31, 2018, through the fiscal year ended March 31, 2019, fulfills the condition stated in (a) or (b) below. Fractions less than one subscription right to shares are rounded down. When the concepts of the referencing items change significantly by the application of International Financial Reporting Standards, for example, new referencing indexes will be determined by the Board of Directors.

(a) Operating profit exceeding 800 million yen: exercisable percentage is 50%.
(b) Operating profit exceeding 1,000 million yen: exercisable percentage is 100%.
2)

In order to exercise subscription rights, the holder must meet the following requirements: (i) the person has continuously been either a director (including Officers in the United States), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries for at least two years before the time of exercising subscription rights; and (ii) the person is either a director (including Officers in the United States), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries at the time of exercising subscription rights. However, if the holder does not fulfill the requirement stated in (ii) at the time of exercising the subscription rights because he or she has retired at the end of his or her term, or reached the retirement age, or for some other reasons recognized as valid by the Board of Directors, the holder may exercise the subscription rights by fulfilling only the requirement stated in (i) within 90 days from the date of the retirement from the position stated in (ii).

3)	Exercise of subscription rights to shares by heirs of holders is not permitted.
4)	Subscription rights cannot be exercised when exercising the rights would result in the total number of issued and outstanding shares exceeding the number of authorized shares by the Company.
5)	Exercise of less than one subscription right to shares is not permitted.

Name of subscription rights		The 20th subscription rights to shares
Resolution date for issuance		December 22, 2017
Number of subscription rights		600
Class and number of shares for subscription rights		Common stock of the Company (100 shares for every subscription right to shares)	60,000
Issue price of subscription rights		Issued without consideration
Value of property to be contributed upon exercise of each subscription right		Value per subscription right to shares (Value per share	70,600 yen 706 yen)
Exercise period		From December 26, 2020 to December 25, 2023
Conditions for exercise		(Note 2)
Subscription rights held by executives	Directors	Number of subscription rights	600
		Number of shares for subscription rights	60,000
		Number of holders	3

(Notes) 2. 1)

In order to exercise subscription rights, the holder must meet the following requirements: (i) the person has continuously been either a director (including Officers in the United States), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries for at least three years before the time of exercising subscription rights; and (ii) the person is either a director (including Officers in the United States), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries at the time of exercising subscription rights. However, if the holder does not fulfill the requirement stated in (ii) at the time of exercising the subscription rights because he or she has retired at the end of his or her term, or reached the retirement age, or for some other reasons recognized as valid by the Board of Directors, the holder may exercise the subscription rights by fulfilling only the requirement stated in (i) within 90 days from the date of the retirement from the position stated in (ii).

2)	Inheritance of subscription rights to shares is not permitted.
3)	Partial exercise of subscription rights to shares is not permitted.
4)	Other conditions are defined in “Allotment of Subscription Rights to Shares Agreement” between the Company and the holder in accordance with the Board of Directors’ resolution.

Name of subscription rights		The 23rd subscription rights to shares
Resolution date for issuance		February 4, 2019
Number of subscription rights		500
Class and number of shares for subscription rights		Common stock of the Company (100 shares for every subscription right to shares)	50,000
Issue price of subscription rights		Issued without consideration
Value of property to be contributed upon exercise of each subscription right		Value per subscription right to shares (Value per share	79,300 yen 793 yen)
Exercise period		From February 6, 2022 to February 5, 2025
Conditions for exercise		(Note 3)
Subscription rights held by executives	Directors	Number of subscription rights	500
		Number of shares for subscription rights	50,000
		Number of holders	4

(Notes) 3. 1)

In order to exercise subscription rights, the holder must meet the following requirements: (i) the person has continuously been either a director (including Officers in the United States), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries for at least three years before the time of exercising subscription rights; and(ii) the person is either a director (including Officers in the United States), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries at the time of exercising subscription rights. However, if the holder does not fulfill the requirement stated in (ii) at the time of exercising the subscription rights because he or she has retired at the end of his or her term, or reached the retirement age, or for some other reasons recognized as valid by the Board of Directors, the holder may exercise the subscription rights by fulfilling only the requirement stated in (i) within 90 days from the date of the retirement from the position stated in (ii).

2)	Inheritance of subscription rights to shares is not permitted.
3)	Partial exercise of subscription rights to shares is not permitted.
4)	Other conditions are defined in “Allotment of Subscription Rights to Shares Agreement” between the Company and the holder in accordance with the Board of Directors’ resolution.

2)        Issuance of subscription rights to shares to the Company’s employees and the subsidiaries’ executives and employees as remuneration for performance of their duties for the year ended March 31, 2019

	Name of subscription rights	The 22nd subscription rights to shares
	Resolution date for issuance	June 25, 2018
	Number of subscription rights	266
	Class and number of shares for subscription rights	Common stock of the Company (100 shares for every subscription right to shares)	26,600
	Issue price of subscription rights	Issued without consideration
	Value of property to be contributed upon exercise of each subscription right	Value per subscription right to shares (Value per share	111,000 yen 1,110 yen)
	Exercise period	From June 27, 2021 to June 26, 2024
	Conditions for exercise	(Note 1)
Subscription rights held by executives and employees	Employees of the Company	Number of subscription rights	56
		Number of shares for subscription rights	5,600
		Number of holders	23
	Executives and employees of the subsidiaries	Number of subscription rights	210
		Number of shares for subscription rights	21,000
		Number of holders	16

(Notes) 1. 1)

In order to exercise subscription rights, the holder must meet the following requirements: (i) the person has continuously been either a director (including Officers in the United States), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries for at least three years before the time of exercising subscription rights; and (ii) the person is either a director (including Officers in the United States), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries at the time of exercising subscription rights. However, if the holder does not fulfill the requirement stated in (ii) at the time of exercising the subscription rights because he or she has retired at the end of his or her term, or reached the retirement age, or for some other reasons recognized as valid by the Board of Directors, the holder may exercise the subscription rights by fulfilling only the requirement stated in (i) within 90 days from the date of the retirement from the position stated in (ii).

2)	Inheritance of subscription rights to shares is not permitted.
3)	Partial exercise of subscription rights to shares is not permitted.
4)	Other conditions are defined in “Allotment of Subscription Rights to Shares Agreement” between the Company and the holder in accordance with the Board of Directors’ resolution.

	Name of subscription rights	The 23rd subscription rights to shares
	Resolution date for issuance	February 4, 2019
	Number of subscription rights	1,200
	Class and number of shares for subscription rights	Common stock of the Company (100 shares for every subscription right to shares)	120,000
	Issue price of subscription rights	Issued without consideration
	Value of property to be contributed upon exercise of each subscription right	Value per subscription right to shares (Value per share	79,300 yen 793 yen)
	Exercise period	From February 6, 2022 to February 5, 2025
	Conditions for exercise	(Note 2)
Subscription rights held by executives and employees	Employees of the Company	Number of subscription rights	880
		Number of shares for subscription rights	88,000
		Number of holders	67
	Executives and employees of the subsidiaries	Number of subscription rights	320
		Number of shares for subscription rights	32,000
		Number of holders	45

(Notes) 2. 1)

In order to exercise subscription rights, the holder must meet the following requirements: (i) the person has continuously been either a director (including Officers in the United States), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries for at least three years before the time of exercising subscription rights; and (ii) the person is either a director (including Officers in the United States), Audit and Supervisory Board Member, or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries at the time of exercising subscription rights. However, if the holder does not fulfill the requirement stated in (ii) at the time of exercising the subscription rights because he or she has retired at the end of his or her term, or reached the retirement age, or for some other reasons recognized as valid by the Board of Directors, the holder may exercise the subscription rights by fulfilling only the requirement stated in (i) within 90 days from the date of the retirement from the position stated in (ii).

2)	Inheritance of subscription rights to shares is not permitted.
3)	Partial exercise of subscription rights to shares is not permitted.
4)	Other conditions are defined in “Allotment of Subscription Rights to Shares Agreement” between the Company and the holder in accordance with the Board of Directors’ resolution.

3)        Other significant matters related to subscription rights to shares

Not applicable.

(3)    Company executives

1)   Directors and Audit and Supervisory Board Members of the Company (As of March 31, 2019)

Position	Name	Concurrent positions
Chief Executive Officer and Chairman of the Board	Masahiro Morimoto	Director of P.C.F. FRONTEO, Inc. Director of FRONTEO USA, Inc. Executive Chairman of FRONTEO Healthcare, Inc.

Executive Vice-President, Chief Operating Officer, and Director	Naritomo Ikeue	Director of P.C.F. FRONTEO, Inc. President and Chief Executive Officer of FRONTEO USA, Inc. Director of FRONTEO Healthcare, Inc.

Director	Hideki Takeda	N/A

Director	Tomohiro Uesugi	Audit and Supervisory Board Member of FRONTEO Healthcare, Inc. Director of FRONTEO USA, Inc. Audit and Supervisory Board Member of P.C.F. FRONTEO, Inc.

Director	Makoto Funahashi	Chief Executive Officer of The Institute of Security Technology Director of Japan Image Analysis Association Director of Medical IT Security Forum

Director	Hirooki Kirisawa	Chairman of HIBIKI Tax Accountants Corporation Chief Executive Officer of Management Farm K.K.

Audit and Supervisory Board Member (Full time)	Kunihiro Sudo	N/A

Audit and Supervisory Board Member	Takaharu Yasumoto

President of Yasumoto CPA Office
Audit and Supervisory Board Member of FAST RETAILING CO., LTD.
Audit and Supervisory Board Member of ASKUL Corporation
Audit and Supervisory Board Member of LINK THEORY JAPAN CO., LTD.
Audit and Supervisory Board Member of GROOVE X, Inc.

Audit and Supervisory Board Member	Kei Okubo	Partner of Nagashima Ohno & Tsunematsu Law Offices

(Notes) 1.	The following are registered with the Tokyo Stock Exchange as independent directors: Mr. Makoto Funahashi, Mr. Hirooki Kirisawa, Mr. Kunihiro Sudo, and Mr. Takaharu Yasumoto.
2.	Mr. Makoto Funahashi and Mr. Hirooki Kirisawa are outside directors.
3.	Mr. Kunihiro Sudo, Mr. Takaharu Yasumoto, and Mr. Kei Okubo are outside Audit and Supervisory Board Members.
4.	Mr. Kunihiro Sudo has extensive knowledge in accounting and corporate management, and the Company believes that he has comprehensive knowledge in the areas of finance and accounting.
5.	Mr. Takaharu Yasumoto is a certified public accountant and the Company believes that he has comprehensive knowledge in the areas of finance and accounting.
6.	Mr. Kei Okubo is a registered attorney, and the Company believes that he has comprehensive knowledge in the area of law.

2)   Outline of a limited liability contract

The Company has entered into agreements, in accordance with the provision of Article 427, Paragraph 1 of the Companies Act, with all the outside directors and the Audit and Supervisory Board Members to limit their liabilities to compensate damages under Article 423, Paragraph 1 of the Companies Act. These agreements limit the amount of their liability to compensatory damages to the minimum liability amount stipulated by laws and regulations.

3)   Compensation to Directors and Audit and Supervisory Board Members

Position	Number of people	Total compensation (thousands of yen)
Director	6	155,700
Audit and Supervisory Board Member	3	22,000
Total	9	177,700

(Notes) 1.

The compensation for directors was authorized by resolution of the ninth Ordinary General Meeting of Shareholders on June 22, 2012, as within the annual amount of 350,000 thousand yen (excluding the amount of compensation as employees).

2.	Total compensation to directors includes 12,000 thousand yen paid to two outside directors.
3.

The compensation for Audit and Supervisory Board Members was authorized, by resolution of the special general meeting of shareholders on February 6, 2007, as within the annual amount of 80,000 thousand yen.

4.	Total compensation to Audit and Supervisory Board Members includes 22,000 thousand yen paid to three outside Audit and Supervisory Board Members.

4)   Outside Executives

I.    Important positions held concurrently and relationships between the Company and respective organizations

Position	Name	Concurrent positions
Outside Director	Makoto Funahashi	Chief Executive Officer of The Institute of Security Technology Director of Japan Image Analysis Association Director of Medical IT Security Forum

Outside Director	Hirooki Kirisawa	Chairman of HIBIKI Tax Accountants Corporation Chief Executive Officer of Management Farm KK

Outside Audit and Supervisory Board Member	Takaharu Yasumoto

President of Yasumoto CPA Office
Audit and Supervisory Board Member of FAST RETAILING CO., LTD.
Audit and Supervisory Board Member of ASKUL Corporation
Audit and Supervisory Board Member of LINK THEORY JAPAN CO., LTD.
Audit and Supervisory Board Member of GROOVE X, Inc.

Outside Audit and Supervisory Board Member	Kei Okubo	Partner of Nagashima Ohno & Tsunematsu Law Offices

(Note)	The Company does not have significant transactions with the organizations where the outside directors have concurrent positions.

II.  Activities during the fiscal year ended March 31, 2019

• Meeting attendance

	Board of Directors’ meeting (held 20 times)		Audit and Supervisory Board Members’ meeting (held 16 times)
	Number of meetings attended	Attendance rate	Total number of meetings attended	Attendance rates
Makoto Funahashi (Director)	19	95%	—	—
Hirooki Kirisawa (Director)	19	95%	—	—
Kunihiro Sudo (Audit and Supervisory Board Member)	20	100%	16	100%
Takaharu Yasumoto (Audit and Supervisory Board Member)	20	100%	16	100%
Kei Okubo (Audit and Supervisory Board Member)	20	100%	16	100%

(Notes)

1.   The following are registered with the Tokyo Stock Exchange as independent executives:
Mr. Makoto Funahashi; Mr. Hirooki Kirisawa; Mr. Kunihiro Sudo, and Mr. Takaharu Yasumoto.

2.   In addition to the Board of Directors’ meetings above, four written resolutions, which are deemed equivalent to those of the Board of Directors’ meetings, were adopted in accordance with the provision of Article 370 of the Companies Act and Article 27 of the Company’s Articles of Incorporation.

• Mr. Makoto Funahashi (Director) offers advice and recommendations based on his executive experience and knowledge as an ex-Deputy Director General of National Police Agency.

• Mr. Hirooki Kirisawa (Director) is a certified public tax accountant and provides advice based on technical expertise and experience.

• Mr. Kunihiro Sudo (Audit and Supervisory Board Member) has extensive knowledge in accounting and corporate management and provides advice based on his years of experience and wide knowledge.

• Mr. Takaharu Yasumoto (Audit and Supervisory Board Member) is a certified public accountant and provides advice based on technical expertise and experience.

• Mr. Kei Okubo (Audit and Supervisory Board Member) is a registered attorney and provides advice based on technical expertise and experience.

(4)    Independent auditors

1)   Name: BDO Sanyu & Co. (temporary auditor)

(Note) Ernst & Young ShinNihon LLC (“EY”), a former independent auditor of the Company, concluded not to renew the audit engagement upon discussion and mutual agreement with the Company on July 17, 2018 and resigned as the Company’s independent auditor as of that date. Upon the resignation, the Company’s Audit & Supervisory Board held a meeting on July 17, 2018 and approved the appointment of BDO Sanyu & Co. as  temporary auditor in order to avoid an absence of an independent auditor and maintain a system that an appropriate audit will continue to be conducted.

2)   Fees for professional services rendered during the fiscal year ended March 31, 2019:

Fees paid (thousands of yen)
Audit fees	280,000
Non-audit fees	—
Total amount of money and other financial benefits to be paid by the Company and its subsidiaries	280,000

(Note)

The audit agreement between the Company and the independent auditors does not clearly distinguish nor allow segregating the amount of audit fees based on the Companies Act from those based on the Financial Instruments and Exchange Act and PCAOB Audit Standards. Therefore, the total amount shows the aggregate audit fees for the fiscal year.

The audit fees include fees for audits for FRONTEO USA Inc., the Company’s consolidated subsidiary, conducted by BDO USA, LLP, a member firm of the Company’s independent auditor.
The audit fees other than above includes additional audit fees from the previous fiscal year, which totaled 140,854 thousand yen paid to EY.

3)   Non-audit services

Not applicable.

4)   Reason that the Audit and Supervisory Board agreed on the remuneration of independent auditors

The Audit and Supervisory Board has agreed on the amount of the remuneration to the independent auditors and determined that the remuneration is appropriate after reviewing the independent auditors’ audit plan, execution of audit, and  the basis for the estimated remuneration by obtaining necessary materials from and through interviews with the Board of Directors, related internal departments, and the independent auditors.

5)   Policy on decision to dismiss or not to reappoint independent auditors

The Audit and Supervisory Board shall determine, when it is necessary to raise a proposal at a shareholders’ meeting, the dismissal or non-reappointment of independent auditors (for example, when it is deemed difficult for an auditor to conduct an audit appropriately).

In the event the independent auditors fall under any of the situations stipulated in the clauses of the first paragraph of Article 340 of the Companies Act, the Audit and Supervisory Board shall dismiss the independent auditors, subject to the consent of all of the Audit and Supervisory Board Members. In such cases, the Audit and Supervisory Board Member elected by the Audit and Supervisory Board shall report such fact and the reason for the dismissal at the first shareholders’ meeting convened after the dismissal.

6)   Outline of a limited liability contract

Although there is no separate limited liability contract with the independent auditors, the Company’s Articles of Incorporation in accordance with the provisions of the first paragraph of Article 426 of the Companies Act stipulate that the independent auditors’ liability to the Company may be exempted within the statutory limitations upon resolution by the Board of Directors.

Consolidated Balance Sheet

(as of March 31, 2019)

(Thousands of yen)

Assets
Current Assets	6,862,818
Cash and deposits	3,926,008
Notes and accounts receivable—trade	2,666,605
Merchandise	1,051
Supplies	2,826
Other	351,042
Allowance for doubtful accounts	(84,715)
Noncurrent assets	6,579,805
Property, plant, and equipment	743,464
Buildings	333,719
Accumulated depreciation	(188,524)
Buildings, net	145,194
Tools, furniture, and fixtures	1,582,885
Accumulated depreciation	(1,099,615)
Tools, furniture, and fixtures, net	483,269
Vehicles	10,045
Accumulated depreciation	(8,093)
Vehicles, net	1,952
Leased assets	258,621
Accumulated depreciation	(158,123)
Leased assets, net	100,498
Other	12,549
Intangible assets	4,539,406
Software	878,980
Goodwill	1,733,991
Customer-related assets	1,599,671
Other	326,763
Investments and other assets	1,296,934
Investment securities	872,114
Guarantee deposits	161,533
Long-term deposits	221,980
Deferred tax assets	11,123
Other	30,183
Total assets	13,442,624
Liabilities
Current liabilities	4,747,399
Accounts payable-trade	137,568
Short-term loans payable	1,100,000
Current portion of long-term loans payable	933,520

Current portion of bonds with subscription rights to shares	1,250,000
Accounts payable-other	331,838
Income taxes payable	80,292
Provision for bonuses	35,156
Provision for loss on business liquidation	63,022
Other	815,999
Noncurrent liabilities	4,073,224
Long-term loans payable	3,475,323
Deferred tax liabilities	167,825
Liabilities for retirement benefits	49,991
Asset retirement obligations	45,755
Other	334,329
Total liabilities	8,820,624
Net assets
Shareholders’ equity	4,226,288
Capital stock	2,559,206
Capital surplus	2,343,293
Retained earnings	(676,120)
Treasury stock	(90)
Accumulated other comprehensive income	118,316
Valuation difference on available-for-sale securities	530,444
Foreign currency translation adjustments	(412,128)
Subscription rights to shares	227,797
Noncontrolling interests	49,597
Total net assets	4,622,000
Total liabilities and net assets	13,442,624

(Note) Amounts are rounded down to the nearest thousand yen.

Consolidated Statement of Income

(from April 1, 2018 to March 31, 2019)

(Thousands of yen)

Accounts	Amounts
Net sales		11,262,070
Cost of sales		6,328,198
Gross profit		4,933,871
Selling, general, and administrative expenses		4,689,461
Operating income		244,410
Nonoperating income
Interest income	2,580
Dividend income	14,400
Foreign exchange gains	79,129
Other	1,893	98,003
Nonoperating expenses
Interest expenses	39,445
Syndicated loan fees	63,287
Other	36,559	139,292
Ordinary income		203,121
Extraordinary income
Gain on reversal of subscription rights to shares	44,130	44,130
Extraordinary losses
Impairment loss	8,919
Loss on retirement of noncurrent assets	7,625	16,545
Income before income taxes		230,706
Income taxes—current	205,082
Income taxes—deferred	(36,758)	168,324
Net income		62,382
Net income attributable to noncontrolling interests		10,132
Net income attributable to owners of the parent		52,249

(Note) Amounts are rounded down to the nearest thousand yen.

Nonconsolidated Balance Sheet

(as of March 31, 2019)

(Thousands of yen)

Assets
Current Assets	5,226,409
Cash and deposits	2,666,387
Accounts receivable-trade	1,544,104
Merchandise	1,051
Supplies	2,196
Prepaid expenses	85,722
Short-term loans to subsidiaries and associated companies	205,772
Advances paid to subsidiaries and associated companies	707,328

Other	156,025
Allowance for doubtful accounts	(142,179)

Noncurrent assets	9,930,100
Property, plant, and equipment	281,099
Buildings	215,284
Accumulated depreciation	(122,344)
Buildings, net	92,939
Tools, furniture, and fixtures	523,142
Accumulated depreciation	(379,327)
Tools, furniture, and fixtures, net	143,815
Leased assets	89,038
Accumulated depreciation	(44,694)
Leased assets, net	44,344
Intangible assets	1,127,651
Software	806,417
Software in progress	253,005
Other	68,228
Investments and other assets	8,521,349
Investment securities	872,114
Shares of subsidiaries and associated companies	7,204,343
Long-term deposits	221,980
Investments in capital	10
Long-term prepaid expenses	10,559
Long-term loans to subsidiaries and associated companies	138,737
Guarantee deposits	73,605
Total assets	15,156,509
Liabilities
Current liabilities	4,029,376
Accounts payable-trade	209,977
Short-term loans payable	1,100,000
Current portion of long-term loans payable	933,520
Current portion of bonds with subscription rights to shares	1,250,000
Lease obligations	19,287
Accounts payable-other	362,630
Accrued expenses	30,219
Income taxes payable	42,111
Accrued consumption taxes	16,524
Advances received	19,400
Deposits received	43,686
Provision for bonuses	62,970
Other	2,019
Noncurrent liabilities	3,730,645
Long-term loans payable	3,475,323
Lease obligations	29,581
Provision for retirement benefits	48,460
Asset retirement obligations	45,755
Deferred tax liabilities	131,469
Other	55
Total liabilities	7,760,021
Net Assets
Shareholders’ equity	6,638,245
Capital stock	2,559,206
Capital surplus	2,346,666
Legal capital surplus	2,290,956
Other capital surplus	55,709
Retained earnings	1,732,462
Other retained earnings	1,732,462
Retained earnings brought forward	1,732,462
Treasury stock	(90)
Valuation and translation adjustments	530,444
Valuation difference on available-for-sale securities	530,444
Subscription rights to shares	227,797
Total net assets	7,396,488
Total liabilities and net assets	15,156,509

(Note) Amounts are rounded down to the nearest thousand yen.

Nonconsolidated Statement of Income

(from April 1, 2018 to March 31, 2019)

(Thousands of yen)

Accounts	Amounts
Net sales		4,768,760
Cost of sales		2,158,068
Gross profit		2,610,692
Selling, general, and administrative expenses		2,042,776
Operating income		567,916
Nonoperating income
Interest income	7,455
Dividend income	14,400
Fiduciary obligation fee	5,258
Foreign exchange gains	49,167
Reversal of allowance for doubtful accounts	31,451
Other	1,488	109,220
Nonoperating expenses
Interest expenses	28,235
Syndicated loan fees	63,287
Other	4,481	96,005
Ordinary income		581,131
Extraordinary income
Gain on extinguishment of tie-in shares	48,609
Gain on reversal of subscription rights to shares	44,130	92,739
Extraordinary losses
Loss on retirement of noncurrent assets	2,405
Impairment loss	8,919
Loss on waiver of debt	45,911
Loss on valuation of subsidiaries and associated companies	371,004	428,241
Income before income taxes		245,629
Income taxes-current	156,758
Income taxes-deferred	(38,181)	118,576
Net income		127,053

(Note) Amounts are rounded down to the nearest thousand yen.

Audit Report on the Consolidated Financial Statements

(TRANSLATION)

INDEPENDENT AUDITOR’S REPORT

June 12, 2019

To the Board of Directors of FRONTEO, Inc.:

BDO Sanyu & Co.

Designated Partner,

Engagement Partner,

Certified Public Accountant:

Kota Yamamoto

Designated Partner,

Engagement Partner,

Certified Public Accountant:

Suzue Masuda

Pursuant to the fourth paragraph of Article 444 of the Companies Act, we have audited the consolidated financial statements, namely, the consolidated balance sheet as of March 31, 2019, of FRONTEO, Inc. (the “Company”) and its consolidated subsidiaries, and the related consolidated statement of operations and changes in net assets for the fiscal year from April 1, 2018, to March 31, 2019, and the related notes.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in Japan and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of March 31, 2019, and the results of their operations for the year then ended in accordance with accounting principles generally accepted in Japan.

Interest

Our firm and the engagement partners do not have any interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Act.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Audit Report on the Nonconsolidated Financial Statements

(TRANSLATION)

INDEPENDENT AUDITOR’S REPORT

June 12, 2019

To the Board of Directors of FRONTEO, Inc.:

BDO Sanyu & Co.

Designated Partner,

Engagement Partner,

Certified Public Accountant:

Kota Yamamoto

Designated Partner,

Engagement Partner,

Certified Public Accountant:

Suzue Masuda

Pursuant to the first item, second paragraph of Article 436 of the Companies Act, we have audited the nonconsolidated financial statements, namely the balance sheet as of March 31, 2019, of FRONTEO, Inc. (the “Company”), and the related nonconsolidated statements of income and changes in net assets for the 14th fiscal year from April 1, 2018 to March 31, 2019, and the related notes and the accompanying supplemental schedules.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these nonconsolidated financial statements and the accompanying supplemental schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of nonconsolidated financial statements and the accompanying supplemental schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these nonconsolidated financial statements and the accompanying supplemental schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the nonconsolidated financial statements and the accompanying supplemental schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the nonconsolidated financial statements and the accompanying supplemental schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the nonconsolidated financial statements and the accompanying supplemental schedules, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the nonconsolidated financial statements and the accompanying supplemental schedules in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the nonconsolidated financial statements and the accompanying supplemental schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion, the nonconsolidated financial statements and the accompanying supplemental schedules referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2019, and the results of its operations for the year then ended in accordance with accounting principles generally accepted in Japan.

Interest

Our firm and the engagement partners do not have any interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Act.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Audit Report of the Audit and Supervisory Board

(TRANSLATION)

AUDIT REPORT

With respect to the directors’ performance of their duties during the 16th business year from April 1, 2018, to March 31, 2019, the Board of Statutory Auditors has prepared this audit report after deliberations, as the unanimous opinion of all statutory auditors, based on the audit reports prepared by each statutory auditor, and hereby report as follows:

1. Method and Contents of Audit by the Statutory Auditors and the Board of Statutory Auditors

(1)             The Audit and Supervisory Board has established the audit policies in this fiscal year, audit plan, and important audit items, and received a report from each Audit and Supervisory Board Member regarding the status of implementation of their audits and results thereof. In addition, the Audit and Supervisory Board has received reports from the directors and the independent auditor regarding the status of performance of their duties and requested explanations as necessary.

(2)             In conformity with the auditing standards of Audit and Supervisory Board Members established by the Audit and Supervisory Board, and in accordance with the audit policies in this fiscal year and audit plan, etc., each Audit and Supervisory Board Member endeavored to facilitate a mutual understanding with the directors, the internal audit group, and other employees, etc.; endeavored to collect information and maintain and improve the audit environment; and performed the audit by the methods below:

1)                 Each Audit and Supervisory Board Member has attended the meetings of the Board of Directors and other important meetings; received reports on the status of performance of duties from the directors and internal audit group and requested explanations as necessary; examined important approval/decision documents; and inspected the status of the corporate affairs and assets at the head office and major subsidiaries; communicated and exchanged information with the directors and employees of major subsidiaries by visiting and examining the subsidiaries; and received reports from subsidiaries, as necessary.

2)                 Each Audit and Supervisory Board Member monitored and inspected the status of (i) the contents of the Board of Directors’ resolutions regarding the development and maintenance of a system to ensure that the directors’ performance of their duties stated in the business report complied with all laws, regulations, and the articles of incorporation of the company and other systems that are set forth in Article 100, paragraphs 1 and 3 of the Ordinance for Enforcement of the Companies Act of Japan as being necessary for ensuring the appropriateness of the corporate affairs of a joint stock company (kabushiki kaisha) and the corporate group consisting of its subsidiaries, and (ii) the systems (internal control systems) based on such resolutions.

3)                 Each Audit and Supervisory Board Member monitored and verified whether the independent auditor maintained its independence and properly conducted its audit, received a report from the independent auditor on the status of its performance of duties, and requested explanations as necessary. Each Audit and Supervisory Board Member was notified by the independent auditor that it had established a “system to ensure that the performance of the duties of the independent auditor was properly conducted” (the matters listed in the items of Article 131 of the Company Accounting Regulations) in accordance with the “Quality Control Standards for Audits” (Business Accounting Council on October 28, 2005), and requested explanations as necessary.

Based on the above-described methods, each Audit and Supervisory Board Member examined the business report and the annexed specifications thereto, accounting documents (nonconsolidated balance sheet,

nonconsolidated statement of income, nonconsolidated statement of changes in net assets, and schedule of individual notes) and the annexed specifications thereto, as well as the consolidated accounting documents (consolidated balance sheet, consolidated statement of operations, consolidated statement of changes in net assets, and schedule of consolidated notes), for the business year under consideration.

2. Results of Audit

(1)                Results of Audit of Business Report, etc.

1)        We acknowledge that the business report and the annexed specifications thereto fairly present the status of the Company in conformity with the applicable laws and regulations and the Articles of Incorporation of the Company.

2)        We acknowledge that no misconduct or material fact constituting a violation of any law or regulation or the Articles of Incorporation of the Company was found with respect to the directors’ performance of their duties.

3)        We acknowledge that the Board of Directors’ resolutions with respect to the internal control systems are appropriate. We did not find any matter to be mentioned with respect to the directors’ performance of their duties concerning the internal control systems.

(2)                  Results of Audit of Accounting Documents and their Annexed Specifications

We acknowledge that the methods and results of the audit performed by the independent auditor, BDO Sanyu & Co., are appropriate.

(3)                Results of Audit of Consolidated Accounting Documents

We acknowledge that the methods and results of the audit performed by the independent auditor, BDO Sanyu & Co., are appropriate.

June 12, 2019

Audit and Supervisory Board Members of FRONTEO, Inc.

Standing Auditor and Supervisory Board Member

(Outside Audit and Supervisory Board Member): Kunihiro Sudo (seal)

Auditor and Supervisory Board Member

(Outside Audit and Supervisory Board Member): Takaharu Yasumoto (seal)

Auditor and Supervisory Board Member

(Outside Audit and Supervisory Board Member): Kei Okubo (seal)

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Reference Documents for the Ordinary General Meeting for Shareholders

Agenda of the meeting and reference matters:

Item 1 Appropriation of Surplus

The Company hereby proposes the following year-end dividend for the fiscal year, having taken all factors into consideration such as financial status and full-year operating results.

Matters concerning year-end dividend

(1) Type of dividend property

Cash

(2) Matters concerning allocation of dividend property and total amount thereof

3 yen per share of the Company’s common stock

Total amount: 114,369,498 yen

(3) Effective date of payment of dividend

June 30, 2019

(Payment will start at 2019/7/1 because 6/30 is a holiday and banking facilities will take a day off.)

Item 2 Appointment of Independent Auditor

Ernst & Young ShinNihon LLC (“EY”), which was the Company’s predecessor Independent Auditor, mutually agreed with the Company to discontinue the audit contract with the Company on July 17, 2018. In order to ensure a smooth audit transition, the Company nominated an Independent Auditor at the Board of Statutory Auditors meeting held on July 17, 2018, and BDO Sanyu & Co. (“BDO”) was temporarily appointed as the Independent Auditor. BDO accepted the temporary appointment on this date.

Thereafter, the Board of Statutory Auditors, which previously appointed BDO as the temporary Independent Auditor, officially appointed BDO as the Company’s new Independent Auditor.

The Board of Statutory Auditors nominated BDO as a candidate to be the company’s next Independent Auditor since the Board deemed BDO to be qualified for the role.  As a result of their comprehensive assessment, the Board deemed that BDO is independent, has the expertise and audit credentials and has in place an audit process to audit the Group’s global operations in an effective manner, with the expectation that BDO will perform the audit from a new perspective.

The overview of the candidate for Independent Auditor is as follows:

(as of April 1, 2019)

Name	BDO Sanyu & Co.

Offices

(Principal place of business)

STEC Bldg., 15th Floor 1-24-1 Nishi-shinjuku, Shinjuku-ku, Tokyo

(Other offices)

Sapporo Odori Nishi 4 Bldg. 3F, 4-6-1 Odorinishi, Chuo-ku, Sapporo
Horiuchi Bldg., 4th Floor 3-25-9, Meieki, Nakamura-Ku, Nagoya
Aqua Dojima NBF Tower 14th Floor, 1-4-16 Dojimahama, Kita-ku, Osaka
Tenjin-Mitsui Bldg., 8th Floor, 2-14-13 Tenjin, Chuo-ku, Fukuoka

	October 1986	Established Sanyu Audit and Accounting Firm
	July 1987	Established Osaka Office
	December 1990	Established Fukuoka Office
History	April 1996	Changed name to BDO Sanyu & Co.
	July 1996	Established Nagoya Office
	July 2015	Established Sapporo Office

Partnering with overseas offices	January 1996 Formed business alliance with BDO Binder BV (currently, BDO)

	Composition	Partners	30
		Employees (Certified Public Accountants)	109
		(Other audit professionals)	55
		(Consultants)	4
Overview		(Administrative Staff)	26
		(Management Supervisory Committee Members)	3
		Total	227
	Number of client companies: 213 companies

Item 3 Issuance of Subscription Rights to Shares as Stock Options

This is a proposal, in accordance with Articles 236, 238 and 239 of the Companies Act of Japan, to approve the delegation of authority over the determination of the subscription requirements of subscription rights to shares to be issued as stock options to Directors (including two (2) Outside Directors), Corporate Officers (Shikko Yakuin), and employees of the Company, Directors and employees of the Company’s subsidiaries, and the Company collaborators.

In addition, since the gratis issuance of subscription rights to shares to Directors of the Company falls under their remunerations, etc. that are not monetary, and thus its amount is not fixed, this is also a proposal to approve the specific method for calculating the amount and their specific contents.

As for the amount of remunerations for Directors of the Company, the 9th Ordinary General Meeting of Shareholders held on June 22, 2012 approved that Directors’ annual remuneration amount shall be not more than JPY 350,000,000 (excluding salaries received as employees); however, this proposal recommends approval for a separate category of remunerations for Directors and Statutory Auditors.

Notes

1. Reasons for issuance of subscription rights to shares with particularly favorable conditions

The purpose is to further enhance the rights holders’ motivation or morale to contribute to the Company’s performance on a consolidated basis, further promote business with the aim of increasing stock value, as well as to secure talented personnel from a global point of view, and further deepen the amicable cooperative relationship with the Company collaborators, and thereby make contributions to improve the Company’s performance.

2. Details of issuance of subscription rights to shares (the “Share Options”)

(1) Persons entitled to the allotment of the Share Options

Directors (including two (2) Outside Directors), Corporate Officers (Shikko Yakuin), and employees of the Company, Directors and employees of the Company’s subsidiaries, and Company collaborators

(2) Class and number of shares covered by the Share Options

Up to 200,000 common shares of the Company.

Out of such number, up to 100,000 common shares for Directors of the Company (including 30,000 for Outside Directors).

In case of adjustment set forth below, the above number shall be revised to the number of granted shares after adjustment multiplied by the total number of Share Options.

Number of shares covered by one (1) Share Option (the “Number of Granted Shares”) shall be 100 common shares.  In the event of a stock split (including a gratis allotment of common stock and this being applicable hereinafter, as well) or a reverse split by the Company after the day when the Share Options are allotted (the “Date of Allotment”), the following formula shall be used to adjust the Number of Granted Shares covered by the Share Options that have not been exercised at the time of adjustment. Fractional shares resulting from adjustment shall be discarded.

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment × ratio of split or reverse split

Any adjustment of the Number of Granted Shares which may be required in other situations shall be made to a reasonable extent.

(3)   Total number of Share Options

Up to 2,000.

Out of such number, up to 1,000 Share Options for Directors of the Company (including 300 for Outside Directors).

(4)   Amount payable in exchange of the Share Options

No payment is required in exchange of the Share Options

(5)   Manner of calculating the value of assets contributed in exercising the Share Options

Value of assets contributed in exercising one (1) Share Option shall be obtained by multiplying the amount paid per share for the shares delivered upon exercise of the Share Option (the “Exercise Price”) by the Number of Granted Shares.

The Exercise Price shall be as follows:

The Exercise Price is the amount obtained by multiplying by 1.05 the average of the closing prices of the Company’s common share on the Tokyo Stock Exchange on all trading days (excluding days where no trades were made) of the month preceding the month in which the Date of Allotment falls, and fractional yen resulting from said calculation shall be rounded up to the nearest yen; provided, however, that if that amount is less than the closing price of the Company’s common share on the Tokyo Stock Exchange on the Date of Allotment (or on the most recent day a trade was made if no trade was made on the Date of Allotment), then said closing price shall be the Exercise Price. If any of the following events occurs on or after the Date of Allotment, the Exercise Price shall be adjusted as follows.

(i) For the share split or reverse split by the Company, the Exercise Price shall be adjusted in accordance with the formula stated below and fractional yen resulting from the adjustment shall be rounded up to the nearest yen.

(ii) If the Company issues new shares at a price below the market price or dispose of the treasury stock, the Exercise Price shall be adjusted in accordance with the formula stated below and fractional yen resulting from the adjustment shall be rounded up to the nearest yen.

In the above formula, the “number of issued shares” means the total number of shares issued by the Company less the number of treasury stock in the possession of the Company. In case of the disposition of treasury stock, the “number of newly issued shares” shall read “number of treasury stock disposed of.”

(iii) In case of merger or company split of the Company or other inevitable situations which require the adjustment of the Exercise Price, the adjustment shall be made to a reasonable extent taking into account the conditions of merger or company split, etc.

(6)   Period during which the Share Options can be exercised

Three (3) years from the date on which three (3) years have elapsed from the date following the Date of Allotment.

(7) Conditions to exercise the Share Options

(i)                To exercise the Share Options, the person to whom they are allotted (the “Share Option Holder”) must meet the following requirements: (i) the person has continuously been either a Director (including Officer in the U.S.), Corporate Officer (Shikko Yakuin) or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries, or the Company collaborator for at least three (3) years from the Date of Allotment before the time of exercising the option, and at the same time, and (ii) the person is either a Director (including Officer in the U.S.), Corporate Officer (Shikko Yakuin) or employee (including those who became temporary employees by re-employment rules) of the Company or its subsidiaries or the Company collaborator at the time of exercising the option. However, if such person does not meet requirement (ii) at the time of exercising the option because of resignation due to expiry of term of office, retirement by age limit or other reasons that are justified by the Board of Directors, within 90 days after losing such positions, the person can exercise the option by meeting requirement (i) only.

(ii)             No Share Option shall be inherited.

(iii)          No Share Option shall be partially exercised.

(iv)         All other conditions shall be as set forth in the “Agreement for Share Options Allotment” to be entered into between the Company and the Share Option Holder pursuant to the relevant resolution of the Board of Directors of the Company.

(8)   Reasons and conditions for acquisition of the Share Options

In the event that a proposal to approve a merger agreement where the Company is to be extinguished is approved at the General Meeting of Shareholders of the Company, or that a proposal to approve a stock swap agreement or a proposal to approve a stock transfer plan where the Company is to be wholly owned is approved at the General Meeting of Shareholders of the Company (or, if a resolution of the General Meeting of Shareholders is not required, is resolved by the Board of Directors of the Company), the Company may acquire the Share Options at free on the day separately designated by the Board of Directors.

(9)   Restriction on acquisition of the Share Options by assignment

Acquisition of the Share Options by assignment shall require an approval of the Board of Directors of the Company.

(10) Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the Share Options

(i)                Amount of capital increase when the shares are issued upon exercise of the Share Options shall be one half of the maximum capital increase calculated in accordance with

Article 17, Paragraph 1 of the Ordinance on Company Accounting and fractional yen resulting from the calculation shall be rounded up to the nearest yen.

(ii)             Amount of capital reserve increase when the shares are issued upon exercise of the Share Options shall be the maximum capital increase referred to in the item (i) above less the amount of capital increase obtained under the item (i) above.

(11) Handling of the Share Options in case of corporate reorganization

In the event of a merger (limited to the cases in which the Company is to be extinguished due to such merger), absorption-type company split or incorporation-type company split (limited to the cases where the Company is to be split in the both types of company split), or stock swap or stock transfer (limited to the cases where the Company is to be a wholly-owned subsidiary in the stock swap or stock transfer) (collectively, the “Corporate Reorganization”), the Company shall deliver the share options of a stock company prescribed in Article 236, Paragraph 1, Item 8, (a) to (e) of the Companies Act of Japan (the “Reorganized Company”), in each case, to the Share Option Holder who has the Share Options remaining (the “Remaining Share Options”) immediately prior to the day when the Corporate Reorganization comes into effect (that is, for an absorption-type merger, the day when the absorption-type merger comes into effect; for a consolidation-type merger, the day when a stock company is incorporated through the consolidation-type merger; for an absorption-type company split, the day when the absorption-type company split comes into effect; for an incorporation-type company split, the day when a stock company is incorporated through the incorporation-type company split; for a stock swap, the day when the stock swap comes into effect; and for a stock transfer, the day when a wholly owning parent company is incorporated through stock transfer, and these being applicable hereinafter, as well). In this case, the Remaining Share Options shall be extinguished and the Reorganized Company shall newly issue the Share Options, provided that the absorption-type merger agreement, consolidation-type merger agreement, absorption-type company split agreement, incorporation-type company split plan, stock swap agreement or stock transfer plan shall contain the statement that the Reorganized Company will deliver the Share Options in accordance with the provisions of following items.

(i) Number of Share Options of the Reorganized Company to be delivered

The same number as the Remaining Share Options in the possession of the Share Option Holder shall be delivered in each case.

(ii) Class of shares of the Reorganized Company covered by the Share Options

Common shares of the Reorganized Company

(iii) Number of shares of the Reorganized Company covered by the Share Options

They shall be determined in accordance with the above “(2) Class and number of shares covered by the Share Options” taking into account the conditions, etc. of the Corporate Reorganization.

(iv) Manner of calculating the value of assets contributed in exercising the Share Options

Value of assets contributed in exercising one (1) Share Option to be delivered shall be obtained by multiplying the Exercise Price after adjustment prescribed in the item (5) (iii) above by the number of shares of the Reorganized Company covered by such Share Option, which shall be determined under the item (iii) above.

(v) Period during which the Share Options can be exercised

From the day when the above “(6) Period during which the Share Options can be exercised” commences or the day when the Corporate Reorganization comes into effect, whichever is the later, to the day when the above “(6) Period during which the Share Options can be exercised” expires.

(vi) Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the Share Options

They shall be determined in accordance with the above “(10) Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the Share Options.”

(vii) Restriction on acquisition of the Share Options by assignment

Acquisition of the Share Options by assignment shall require an approval of the Board of Directors of the Reorganized Company.

(viii) Reasons and conditions for acquisition of the Share Options

They shall be determined in accordance with the above “(8) Reasons and conditions for acquisition of the Share Options.”

(12) Handling of fractional shares in the shares delivered upon exercise of the Share Options

Fractional shares in the shares delivered upon exercise of the Share Options shall be discarded.

3. The specific method for calculating the amount of remunerations, etc. for Directors

The amount for remunerations, etc. for Directors of the Company with respect to the Share Options shall be determined by multiplying the fair value of one (1) Share Option, calculated on the Date of Allotment, by the total number of the Share Options allotted to Directors incumbent on the Date of Allotment (up to 1,000 for Directors (including 300 for Outside Directors)). The fair value of one (1) Share Option shall be calculated using the Black-Scholes model based on various conditions on the Date of Allotment including stock price of the Company and the Exercise Price. At present, the Company has six (6) Directors (including two (2) Outside Directors).

End

Procedures for Exercising Voting Rights via the Internet

When you exercise your voting rights via the Internet, please read through the following procedures.

If you attend the general meeting of shareholders in person, you do not need to vote by mail or via the Internet.

1.              Website for voting

(1)         Voting via the Internet is available only by accessing the Company’s designated voting website (http://www.evote.tr.mufg.jp/) from a PC, a smartphone, or a mobile phone (i-mode, EZweb, or Yahoo! Keitai)*. However, please note that you cannot vote via the Internet on the designated website between 2:00 a.m. and 5:00 a.m.

* i-mode, EZweb and Yahoo! are trademarks or registered trademarks of NTT DOCOMO, INC., KDDI CORPORATION, and Yahoo! Inc. in the United States, respectively.

(2)         Please note that you may not be able to vote via PC or smartphone on the designated voting website when your Internet settings have, for example, a firewall or similar functions in place to regulate your Internet connection, when anti-virus software has been installed on your PC, when a proxy server is used to access the Internet or when Transport Layer Security (TLS) encrypted communication was not specified.

(3)         When exercising your voting rights via mobile phone, please use one of the following services: i-mode, EZweb, or Yahoo! Keitai (mobile phone). For security reasons, you are not allowed to vote using mobile devices that cannot send TLS encrypted messages or terminal ID information.

(4)         The Company will accept votes via the Internet received by 6 p.m. on Friday, June 28, 2019; however, you are advised to vote earlier. Please contact the Help Desk described below for any questions or inquiries.

2.              How to vote via the Internet

(1)          Exercise of voting rights via PC or mobile phone

•             Access the website and use the “login ID” and “temporary password” stated on the Voting Form and enter your approval or disapproval on each of the proposals by following the instructions on the site.

•             Please note that, in order to prevent unauthorized access to the designated website by third parties other than the shareholders (persons impersonating shareholders) and the alteration of votes, we will request shareholders who use the site to change their “temporary password” to a permanent password on the designated voting website.

•             We will provide you a new “login ID” and “temporary password” each time a general meeting of shareholders is convened.

(2)         Exercise of voting rights via smartphone

•             You can exercise your voting rights by scanning the “QR Code” on the voting form to access automatically the website. (Your “Login ID” and “temporary password” are not required to be entered.)

•             From the viewpoint of information security, you can exercise your voting rights using the “QR Code” only once. If you scan the “QR Code” again, you are required to enter your “Login ID” and “temporary password.”

•             Some smartphone models may not be able to access the website using the “QR Code”. If you cannot access the website using the “QR Code”, please follow the above-mentioned instruction “2. (1) Exercise of voting rights via PC or mobile phone” to exercise your voting rights.”

* “QR Code” is a registered trademark of DENSO WAVE INCORPORATED.

3.              Handling of multiple voting

(1)          If you have exercised your voting rights both by mail and via the Internet, the vote via the Internet shall prevail.

(2)         If you have exercised your voting rights more than once via the Internet, the last vote shall prevail. If you vote multiple times using different devices, such as a PC, a smartphone, and a mobile phone, the last vote shall prevail.

4.              Charges associated with accessing the voting website

Any charges associated with accessing the voting website (e.g., Internet connection fees) are to be borne by shareholders. When voting via smartphone or mobile phone, packet communication fees, and other mobile phone charges incurred in the use of a smartphone or a mobile phone are also to be borne by shareholders.

For further assistance regarding voting via the Internet, please contact:

Securities Agency Department (Help Desk)

Mitsubishi UFJ Trust and Banking Corporation

Phone: 0120-173-027 (9:00 a.m. to 9:00 p.m. (Japan Time);
toll free only within Japan)

Maps and Directions to the Venue of the General Meeting of Shareholders

3-6-6 Ariake, Koto-ku, Tokyo 135-0063

Phone 03 (5530) 3610

Hotel Sun Route Ariake, 2nd Floor, Hanaakari

How to get to the venue:

•Rinkai line

Kokusai-Tenjijo Station; three minutes on foot

•Yurikamome

Tokyo Big Sight Station; three minutes on foot

*Please kindly refrain from coming to the venue by car.